STIFEL, NICOLAUS & COMPANY, INCORPORATED
                         501 North Broadway, Ninth Floor
                            St. Louis, Missouri 63102


                                  June 9, 2005


Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:    Mr. Gregory S. Dundas

         Re: MainSource Financial Group, Inc. (the "Company") Registration Statement on Form S-3, File No. 333-124018

Dear Mr. Dundas:

         As lead manager of the underwriters with respect to the offering pursuant to the above-referenced Registration Statement, we hereby join in the Company's request that such Registration Statement be permitted to become effective on Monday, June 13, 2005 at 3:00 pm Eastern Time, or as soon thereafter as practicable.

         In making the foregoing request, we confirm that we are aware of our obligations under Rule 460 under the Securities Act of 1933, as amended, and that in compliance therewith we have taken reasonable steps to make the information contained in the Registration Statement conveniently available to underwriters and dealers who will be invited to participate in the distribution of the securities registered thereunder.

         In connection with the offering pursuant to the above-referenced Registration Statement, the following distribution of the Preliminary Prospectus dated May 23, 2005 was made between that date and June 9, 2005.

To Whom Distributed                                            Number of Copies

Stifel, Nicolaus & Company, Incorporated                                  2,000
Other Underwriters                                                        3,655
Dealers                                                                       0
Institutional Salesmen                                                      125
Individuals                                                               4,525


                                        Very truly yours,


                                       STIFEL, NICOLAUS & COMPANY, INCORPORATED


                                       By:      /s/ Rick E. Maples
                                       ----------------------------------------
                                       Rick E. Maples, Senior Managing Director